EXHIBIT 99.8

PRESS RELEASE

Russia: TotalEnergies Shares Its Principles of Conduct

TotalEnergies to Stop Purchasing Oil and Petroleum Products from Russia

Paris, March 22, 2022 – After the serious and unfounded accusations of "complicity in war crimes" leveled against TotalEnergies, the Company shares with its stakeholders its principles of conduct regarding its Russian related businesses in order to allow them understand how our Company is acting in a responsible manner. Considering the worsening conflict, TotalEnergies is also taking new steps.

TotalEnergies reaffirms its firmest condemnation of Russia's military aggression against Ukraine, which has tragic consequences for the Ukrainian population and threatens peace in Europe.

To act responsibly, as a European company and in accordance with its values, TotalEnergies has defined clear principles of conduct for managing its Russian related business:

●	Ensure strict compliance with current and future European sanctions, no matter what the consequences on the management of its assets in Russia, and gradually suspend its activities in Russia, while assuring its workforce's safety.

TotalEnergies recalls that, contrary to remarks made by several commentators, it does not operateany oil and gas fields or any liquefied natural gas (LNG) plants in Russia.

TotalEnergies is a minority shareholder in a number of non-state-owned Russian companies: Novatek (19.4%), Yamal LNG (20%), Arctic LNG 2 (10%) and TerNefteGaz (49%). These companies are managed by their own staff with a limited number of secondees from TotalEnergies. TotalEnergies is also a 20% partner in the Kharyaga joint venture operated by Zarubezhneft. The Company did indeed contribute to the construction phase of these companies' projects but has no activity or operational responsibility on those sites.

TotalEnergies had only 11 secondees in these companies as of February 24, 2022, and only 3 seconded expatriates are in Russia as of today. TotalEnergies has thus initiated the gradual suspension of its activities in Russia, while assuring its teams’ safety. Similarly, TotalEnergies has decided to put on hold its business developments for batteries and lubricants in Russia.

●	Provide no further capital for the development of projects in Russia.

Concerning the Arctic LNG 2 project in particular, given the uncertainty created by technological and financial sanctions on the ability to carry out the Arctic LNG 2 project currently under construction and their probable tightening with the worsening conflict, TotalEnergies SE has decided to no longer record proved reserves for Arctic LNG 2 in its accounts and will not provide any more capital for this project.

●	Do not reverse the purpose of sanctions against Russia: do not unwarrantedly transfer value to Russian interests by withdrawing from assets.

The current environment of European sanctions and Russian laws controlling foreign investments in Russia would prevent TotalEnergies to find a non-Russian buyer for its minority interests in Russia. Abandoning these interests without consideration would enrich Russian investors, in contradiction with the sanctions' purpose. In addition, abandoning these minority interests held by TotalEnergies would have no impact on the companies' operations and revenues, since these companies have their own employees and are managed autonomously.

●	Help ensure the security of the European continent's energy supply within the framework defined by European authorities.

TotalEnergies is a European energy company that must contribute to the supply security of the European continent, which does not have the same domestic resources as other western countries such as the United Kingdom or the United States.

In accordance with the European Union's decisions to maintain at this stage Russian gas supplies, TotalEnergies continues to supply Europe with liquefied natural gas from the Yamal LNG plant within the framework of long-term contracts that it must honor as long as Europe's governments consider that Russian gas is necessary. Contrary to oil, it is apparent that Europe's gas logistics capacities make it difficult to refrain from importing Russian gas in the next two to three years without impacting the continent's energy supply.

However, given the worsening situation in Ukraine and the existence of alternative sources for supplying Europe, TotalEnergies has unilaterally decided to no longer enter into or renew contracts to purchase Russian oil and petroleum products, in order to halt all its purchases of Russian oil and petroleum products as soon as possible and by the end of 2022 at the latest.

TotalEnergies already announced that it halted all spot market trading since February 25, 2022, on Russian oil and petroleum products. This is also the case for spot trading transactions concerning Russian natural gas or liquefied natural gas.

TotalEnergies has term contracts to purchase Russian oil and petroleum products that end, at the very latest, on December 31, 2022. These term contracts primarily cover supplies for the Leuna refinery in eastern Germany, which is served by the Druzhba pipeline from Russia. They also concern Europe's gasoil supply, which is short of this product (around 12% of Russian gasoil imports in Europe in 2021).

In close cooperation with the German government, TotalEnergies will terminate its Russian oil supply contracts for the Leuna refinery as soon as possible and by the end of 2022 at the latest, and will put in place alternative solutions by importing oil via Poland. Already, a first contract will not be renewed at the end of March 2022.

Concerning the gasoil shortfall in Europe, absent any instructions to the contrary from European governments, TotalEnergies will also terminate its Russian gasoil purchase contracts as soon as possible and by the end of 2022 at the latest. TotalEnergies will import petroleum products from other continents, notably its share of gasoil produced by the Satorp refinery in Saudi Arabia.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).